September 11, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Erin Martin

Re:  Acceleration Request of Americold Realty Trust

Registration Statement on Form S-11

CIK No. 0001455863

Dear Ms. Martin:

On behalf of Americold Realty Trust (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request that the effective date of the Registration Statement on Form S-11 (File No. 333-227282) filed by the Company be accelerated to 4:30 p.m., Washington, D.C. time, on Thursday, September 13, 2018 or as soon thereafter as practicable.

Please contact me at (678) 387-4726, C. Spencer Johnson, III, of King & Spalding LLP at (404) 572-2765 or by email (csjohnson@kslaw.com), or Jeffrey M. Stein, of King & Spalding LLP at (404) 572-4729 or by email (jstein@kslaw.com) with any questions concerning this letter.

Very truly yours,

/s/ Marc Smernoff
Marc Smernoff
Chief Financial Officer and
Executive Vice President

cc:	Sonia Gupta Barros

(Securities and Exchange Commission)

Fred Boehler

Jim Snyder

Tom Novosel

(Americold Realty Trust)

Keith Townsend C. Spencer Johnson, III Jeffrey M. Stein Peter Genz (King & Spalding LLP) Edward F. Petrosky J. Gerard Cummins Prabhat K. Mehta (Sidley Austin LLP)